Filed by: McDermott International, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14d-2(b) and Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Chicago Bridge & Iron Company N.V.

Commission File Number: 001-12815

January 30, 2018

CB&I Team:

I’m extremely proud to be able to reach out and connect with the employees of CB&I. I’ve been the CEO of McDermott for just over four years now, and I know firsthand that a company’s success is directly tied to its employees. While management teams often set the strategy, employees turn the strategy into action and truly make the company a success.

For my first message, I would like to spend some time telling you a little about McDermott, our employees and touch on the complementary nature of our two businesses.

As you know, we are planning to combine our two great companies and create one of the largest vertically integrated organizations in our industry. I’m very excited about the opportunities that lie ahead and the many ways we will be better together.

Like CB&I, McDermott has a long and rich legacy in the energy industry. For nearly a century, we’ve been a leader in the upstream offshore business delivering fixed and floating production facilities, pipelines and subsea systems. More recently, the company has evolved its business into the deep-water market leading the Ichthys project, one of the largest, most complex subsea projects in the world.

Today, we are a leading provider of Front-end Engineering Design (FEED), engineering, procurement, construction and installation (EPCI) and module fabrication services for complex upstream offshore developments worldwide. Our customer mix includes most of the world’s largest National Oil Companies, as well as many of the major and independent Exploration & Production companies in the energy industry.

While headquartered in the Houston area, we have engineering centers of excellence and world-class fabrication facilities strategically located around the globe to support projects in the 20-plus countries in which we operate. We have more than 15,000 direct and contract employees across the globe with large fabrication yards in the UAE, Indonesia and Mexico. We also own and operate 12 marine construction vessels, several engineering centers of excellence and most recently opened our first Digital Innovation Center in Pune, India.

Additionally, we are leading the offshore EPCI industry with an innovative digital lifecycle management solution. This first-of-its-kind in delivery and asset management is beginning to get a lot of attention from our customers and we are excited about the opportunities that lie ahead.

One of the things I’m most proud of at McDermott is our employees’ unwavering commitment to the success of the company. As a result, we have been able to bid and win new projects, deliver customer value and grow our company quite substantially for the past four years. Our strong customer-focused culture has positioned us to succeed, despite the recent industry downturn, and has enabled us to transform our business.

Regarding our culture, I think you’ll find that the people of McDermott share similar values with CB&I. Like you, we value safety, innovation and putting our customers first. We are a service-oriented company that focuses on relationships, quality and project delivery.

We are proud of what we have accomplished and where we are today — but we believe that we will be even better together.

McDermott’s offshore capabilities combined with CB&I’s onshore expertise and technology gives us a platform to drive growth and expand into new regions.

With a renewed focus on technology and innovation, we plan to combine the best of both companies to provide increased value to our customers. With the combination of our capabilities, technology, the diversification of our offering and the scale of our new organization, I’m confident we will be the leader in providing world-class end-to-end solutions to our customers in this highly competitive market.

We are already working together to begin the important planning process to integrate our businesses and create the foundation for the future. I have confidence in this team and look forward to everyone’s collaboration and support in making this integration planning process a huge success.

Again, I’m excited about our future together and hope you are too. I look forward to meeting many of you in the coming months.

David

Additional Information and Where to Find It

This communication is for information purposes only and does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any proxy, vote or approval with respect to the proposed transaction or otherwise, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the proposed transactions, on January 24, 2018, McDermott International, Inc. (“McDermott”) filed a Registration Statement on Form S-4 with the U.S. Securities and Exchange Commission (the “SEC”), that included (1) a joint proxy statement of McDermott and Chicago Bridge & Iron Company N.V. (“CB&I”), which also constitutes a prospectus of McDermott and (2) an offering prospectus of McDermott Technology, B.V. to be used in connection with McDermott Technology, B.V.’s offer to acquire CB&I shares. After the registration statement is declared effective by the SEC, McDermott and CB&I intend to mail a definitive joint proxy statement/prospectus to stockholders of McDermott and shareholders of CB&I. Additionally, McDermott Technology, B.V. intends to file a Tender Offer Statement on Schedule TO (the “Schedule TO”) with the SEC and soon thereafter CB&I intends to file a Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) with respect to the exchange offer. The exchange offer for the outstanding common stock of CB&I referred to in this document has not yet commenced. The solicitation and offer to purchase shares of CB&I’s common stock will only be made pursuant to the Schedule TO and related offer to purchase. This material is not a substitute for the joint proxy statement/prospectus, the Schedule TO, the Schedule 14D-9 or the Registration Statement or for any other document that McDermott or CB&I may file with the SEC and send to McDermott’s and/or CB&I’s shareholders in connection with the proposed transactions. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION OR DECISION WITH RESPECT TO THE EXCHANGE OFFER, WE URGE INVESTORS OF CB&I AND MCDERMOTT TO READ THE REGISTRATION STATEMENT, JOINT PROXY STATEMENT/PROSPECTUS, SCHEDULE TO (INCLUDING AN OFFER TO PURCHASE, RELATED LETTER OF TRANSMITTAL AND OTHER OFFER DOCUMENTS) AND SCHEDULE 14D-9, AS EACH MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME, AND OTHER RELEVANT DOCUMENTS FILED BY MCDERMOTT AND CB&I WITH THE SEC CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT MCDERMOTT, CB&I AND THE PROPOSED TRANSACTIONS.

Investors will be able to obtain free copies of the Registration Statement, joint proxy statement/prospectus, Schedule TO and Schedule 14D-9, as each may be amended from time to time, and other relevant documents filed by McDermott and CB&I with the SEC (when they become available) at http://www.sec.gov, the SEC’s website, or free of charge from McDermott’s website (http://www.mcdermott.com) under the tab, “Investors” and under the heading “Financial Information” or by contacting McDermott’s Investor Relations Department at (281) 870-5147. These documents are also available free of charge from CB&I’s website (http://www.cbi.com) under the tab “Investors” and under the heading “SEC Filings” or by contacting CB&I’s Investor Relations Department at (832) 513-1068.

Participants in Proxy Solicitation

McDermott, CB&I and their respective directors and certain of their executive officers and employees may be deemed, under SEC rules, to be participants in the solicitation of proxies from McDermott’s and CB&I’s shareholders in connection with the proposed transactions. Information regarding the officers and directors of McDermott is included in its definitive proxy statement for its 2017 annual meeting filed with SEC on March 24, 2017. Information regarding the officers and directors of CB&I is included in its definitive proxy statement for its 2017 annual meeting filed with the SEC on March 24, 2017. Additional information regarding the persons who may be deemed participants and their interests will be set forth in the Registration Statement and joint proxy statement/prospectus and other materials when they are filed with SEC in connection with the proposed transactions. Free copies of these documents may be obtained as described in the paragraphs above.

Forward-Looking Statements

McDermott and CB&I caution that statements in this communication which are forward-looking, and provide other than historical information, involve risks, contingencies and uncertainties that may impact actual results of operations of McDermott, CB&I and the combined businesses. These forward-looking statements include, among other things, statements about the combined business, business opportunities and market position. Although we believe that the expectations reflected in those forward-looking statements are reasonable, we can give no assurance that those expectations will prove to have been correct. Those statements are made by using various underlying assumptions and are subject to numerous risks, contingencies and uncertainties, including, among others: the ability of McDermott and CB&I to obtain the regulatory and shareholder approvals necessary to complete the proposed combination on the proposed timeline or at all; the risk that a condition to the closing of the proposed combination may not be satisfied, on the proposed timeline or at all, or that the proposed combination may fail to close, including as the result of any inability to obtain the financing for the combination; the outcome of any legal proceedings, regulatory proceedings or enforcement matters that may be instituted relating to the proposed combination; the costs incurred to consummate the proposed combination; the possibility that the expected synergies from the proposed combination will not be realized, or will not be realized within the expected time period; difficulties related to the integration of the two companies, the credit ratings of the combined businesses following the proposed combination; disruption from the proposed combination making it more difficult to maintain relationships with customers, employees, regulators or suppliers; the diversion of management time and attention on the proposed combination; adverse changes in the markets in which McDermott and CB&I operate or credit markets, the inability of McDermott or CB&I to execute on contracts in backlog successfully, changes in project design or schedules, the availability of qualified personnel, changes in the terms, scope or timing of contracts, contract cancellations, change orders and other modifications and actions by customers and other business counterparties of McDermott and CB&I; or changes in industry norms and adverse outcomes in legal or other dispute resolution proceedings. If one or more of these risks materialize, or if underlying assumptions prove incorrect, actual results may vary materially from those expected. You should not place undue reliance on forward looking statements. For a more complete discussion of these and other risk factors, please see each of McDermott’s and CB&I’s annual and quarterly filings with the SEC, including its annual report on Form 10-K for the year ended December 31, 2016 and subsequent quarterly reports on Form 10-Q. This communication reflects the views of McDermott’s management as of the date hereof. Except to the extent required by applicable law, McDermott and CB&I undertake no obligation to update or revise any forward-looking statement.